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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          FRAME TECHNOLOGY CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    35168810
                                 (CUSIP Number)


                            Colleen M. Pouliot, Esq.
                           ADOBE SYSTEMS INCORPORATED
                              1585 Charleston Road
                        Mountain View, California  94043-1225
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                            Michael J. Kennedy, Esq.
                               Shearman & Sterling
                        555 California Street, Suite 2000
                        San Francisco, California  94104
                           Telephone:  (415) 616-1100

                                  June 22, 1995
             (Date of Event which Requires Filing of this Statement)

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- -------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

The exhibit index is found at page 10.

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CUSIP No. 35168810
         -----------

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          ADOBE SYSTEMS INCORPORATED
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          IRS Employer Identification Number:  77-0019522
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)       N/A
          ---------------------------------------------------------------------

/ /  (b)
          ---------------------------------------------------------------------

(3)  SEC Use Only
                  -------------------------------------------------------------

     --------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      OO
                                        ---------------------------------------

     --------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). / /
                  -------------------------------------------------------------

(6)  Citizenship or Place of Organization    California
                                          -------------------------------------

     --------------------------------------------------------------------------

- ----------
                         (7)  Sole Voting Power
                                                -------------------------------
  Number of                   -------------------------------------------------
   Shares                (8)  Shared Voting Power  2,143,333
Beneficially                                      -----------------------------
  Owned by                    -------------------------------------------------
    Each                 (9)  Sole Dispositive Power
  Reporting                                          --------------------------
   Person                     -------------------------------------------------
    With                 (10) Shared Dispositive Power
                                                       ------------------------
                              -------------------------------------------------
- ----------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,143,333
                                                                  -------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
                       --------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)     14.3%
                                                        -----------------------

(14) Type of Reporting Person (See Instructions)  CO
                                                 ------------------------------

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Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value (the "Common Stock"), of FRAME TECHNOLOGY CORPORATION, a California corporation (the "Issuer"), with its principal executive offices located at 333 West San Carlos Street, San Jose, CA 95110-2711.

Item 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by ADOBE SYSTEMS INCORPORATED ("Adobe"), a California corporation. The principal office Adobe of is located at 1585 Charleston Road, Mountain View, California 94043-1225. Adobe is in the business of developing and manufacturing computer software used in desktop publishing and electronic publishing.

          The directors and executive officers of Adobe are set forth on
Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (i)     name;

          (ii)    business address (or residence address where indicated);

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv)    citizenship.

Unless otherwise indicated, all positions are with Adobe.

          During the last five years, neither Adobe, nor, to the best knowledge of Adobe, any person named in Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Adobe acquired shared voting power, and therefore beneficial ownership, of the securities to which this Statement on Schedule 13D relates (the "Securities") pursuant to a Voting Agreement (the "Voting Agreement"), dated as of June 22, 1995, among Mr. Charles

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N. Corfield, the holder of 2,143,333 shares of Common Stock of the Issuer, the
Issuer and Adobe.  Pursuant to the Voting Agreement (attached hereto as Exhibit
2), Mr. Corfield delivered to the Board of Directors of Adobe, and Adobe, and each of them, an irrevocable proxy (the "Proxy") to vote the Securities in consideration of Adobe's entering into the Agreement and Plan of Merger and Reorganization described in Item 6 below. The Proxy grants sole voting power to the directors of Adobe and Adobe only with regard to issues relating to such Agreement and Plan of Merger and Reorganization. With regard to all other matters, Mr. Corfield retains the power to vote the Securities. The terms of the Voting Agreement and the Proxy are also described in Item 6 below.

Item 4.   PURPOSE OF TRANSACTION.

          Adobe acquired shared voting power over the Securities pursuant to the Voting Agreement and Proxy, which were entered into by Mr. Corfield as an inducement to Adobe to enter into the Agreement and Plan of Merger and Reorganization with J Acquisition Corporation (a wholly owned subsidiary of Adobe) and the Issuer, dated as of June 22, 1995 (the "Merger Agreement"). Pursuant to the terms and subject to the conditions of the Merger Agreement, which is described more fully in Item 6 below and attached hereto as Exhibit 1, the Issuer will become a wholly owned subsidiary of Adobe.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the Proxy described above in Item 3, Adobe has shared voting power over, and therefore beneficially owns, 2,143,333 shares of the Issuer's Common Stock. Based on 15,031,549 shares of the Issuer's Common Stock outstanding as of June 21, 1995, Adobe's percentage interest in the Common Stock of the Issuer is 14.3%. Certain directors and executive officers own shares of the Issuer's Common Stock which in the aggregate represent less than one-half of one percent of the Issuer's Common Stock outstanding as of June 21, 1995.
All of such shares are held in discretionary accounts. Neither Adobe nor, to the best knowledge of Adobe, any affiliate thereof effected any other transactions in the Common Stock during the last sixty days.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          a. AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, DATED AS OF JUNE 22, 1995, AMONG ADOBE, J ACQUISITION CORPORATION AND THE ISSUER. This Agreement (attached hereto as Exhibit 1) provides for a merger of J Acquisition Corporation, a California corporation and a wholly owned subsidiary of Adobe, with and into the Issuer, wherein each issued and outstanding share of the Issuer will be converted into the right to receive 0.52 shares of Adobe common stock (the "Merger"). As a result of the Merger, the Issuer will be a wholly owned subsidiary of Adobe. Consummation of the Merger is subject to numerous conditions, including, but not limited to, the approval by a majority of the outstanding shares of Issuer entitled to vote thereon, such approval being solicited pursuant to a Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission by Adobe and

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the Issuer.

     b. VOTING AGREEMENT, DATED AS OF JUNE 22, 1995, AMONG ADOBE, THE ISSUER AND CHARLES N. CORFIELD. Pursuant to this Agreement (attached hereto as Exhibit
2), Mr. Corfield agrees to vote, and grants to the Board of Directors of Adobe, and Adobe, and each of them, an irrevocable proxy to vote, all Common Stock held or to be acquired by him (the "Proxy Shares") (which constituted the Securities as of the date of this Agreement) (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, (ii) against any proposal made in opposition to or competition with consummation of the Merger, (iii) against any merger, consolidation, sale of assets, reorganization or recapitalization of the Issuer with any party other than Adobe and its affiliates and (iv) against any liquidation or winding up of the Issuer. Mr. Corfield, in his capacity as a stockholder of the Issuer, agrees not, directly or indirectly, to encourage, initiate or engate in discussions or negotiations with, or provide information to, any corporation, partnership, person or other entity or group, other than Adobe and its affiliates, concerning the sale of the Proxy Shares, or the issuance and sale of Common Stock by the Issuer or, with respect to any merger or other business combination, any disposition or grant of an interest in a substantial asset or any similar transaction involving the Issuer. Further, except to the extent encumbered by virtue of being held in a margin account with Alex Brown & Sons, or to the extent disposed through foreclosure thereunder, Mr. Corfield is prohibited from disposing of or encumbering the Proxy Shares.



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Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed as Exhibits hereto:

          1. Agreement and Plan of Merger and Reorganization, dated as of June 22, 1995, among Adobe, J Acquisition Corporation and the Issuer.

          2. Voting Agreement, dated as of June 22, 1995, among Adobe, the Issuer and Mr. Charles N. Corfield.


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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 28, 1995
                                   ADOBE SYSTEMS INCORPORATED


                                   By   /s/  COLLEEN M. POULIOT
                                     --------------------------------
                                     Colleen M. Pouliot
                                     Vice President, General Counsel
                                        and Secretary




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                                   Schedule I


          The name and present principal occupation of each of the executive officers and directors of Adobe are set forth below. Unless otherwise noted, each of these persons has as his/her business address 1585 Charleston Road, Mountain View, California 94043-1225.


                    Position               Principal
Name                with Adobe             Occupation            Citizenship
- -----------------   -------------------    ------------------    --------------

John E. Warnock     Chairman of the        Same                  U.S.A.
                    Board and Chief
                    Executive Officer

Charles M.          President              Same                  U.S.A.
Geschke             and Director

Derek J. Gray       Senior Vice            Same                  U.K.
                    President and
                    General Manager,
                    Adobe Europe

Stephen A.          Senior Vice            Same                  Canada
MacDonald           President and
                    General Manager,
                    Systems Products
                    Division

M. Bruce Nakao      Senior Vice            Same                  U.S.A.
                    President, Finance
                    and Administration,
                    Chief Financial
                    Officer, Treasurer
                    and Assistant
                    Secretary

David B. Pratt      Senior Vice            Same                  U.S.A.
                    President and
                    General Manager,
                    Application
                    Products Division



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                    Position               Principal
Name                with Adobe             Occupation            Citizenship
- -----------------   --------------------   -------------------   --------------

Colleen M. Pouliot  Vice President         Same                  U.S.A.
                    General Counsel
                    and Secretary

Robert Sedgewick    Director               Professor,            U.S.A.
                                           Princeton
                                           University

William J. Spencer  Director               President and Chief   U.S.A.
                                           Executive Officer
                                           of SEMATECH

William R.          Director               Chairman of the       U.S.A.
Hambrecht                                  Board of
                                           Hambrecht & Quist
                                           Group and
                                           Hambrecht & Quist
                                           Incorporated

Delbert W. Yocam    Director               Independent           U.S.A.
                                           Consultant

Gene P. Carter      Director               Private Investor      U.S.A.

Paul Brainerd       Director               Director of           U.S.A.
                                           The Brainerd
                                           Foundation




                                     Page 9

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                                  EXHIBIT INDEX



Exhibit
No.                 Description                                         Page No.
- -------             -----------                                         --------

1. Agreement and Plan of Merger and Reorganization, dated as of June 22, 1995, among Adobe, J Acquisition Corporation and the Issuer, with exhibits thereto.

2. Voting Agreement, dated as of June 22, 1995 among Adobe, the Issuer and Mr. Charles N. Corfield, with exhibits thereto.





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